CERTIFICATE OF TRUST

OF

ADVISORY HEDGED OPPORTUNITY FUND

This Certificate of Trust of Advisory Hedged Opportunity Fund (the "Trust") is filed in accordance with the provisions of the Delaware Statutory Trust Act (12 Del. C. Section 3801 et seq.) and sets forth the following:

      The name of the Trust is: Advisory Hedged Opportunity Fund.

      The name of the registered agent of the Trust for service of process is The Corporation Trust Company. The business address of the registered office of the Trust and of the registered agent of the Trust is: Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

      This Certificate shall be effective upon filing.

      The Trust is to become a registered investment company under the Investment Company Act of 1940, as amended.

      Notice is hereby given that the Trust may consist of one or more series. The debts, liabilities, obligations and expenses incurred, contracted for, or otherwise existing with respect to a particular series of the Trust, shall be enforceable against the assets of such series only and not against the assets of the Trust generally.

IN WITNESS WHEREOF, the undersigned, being the sole trustee of the Trust, has duly executed this Certificate of Trust as of the 27th day of January, 2003.

/s/ Stephen W. Roszell
Stephen W. Roszell, as
Trustee, and not individually